Exhibit 99.1

Youlife Announces Vocational Education Expansion Strategy

SHANGHAI, June 2, 2026 /PRNewswire/ -- Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, recently announced the launch of its Five Core Strategic Framework, a strategy aimed at expanding the Company’s vocational training services, developing technical institute partnerships, commercializing embodied AI education programs, accelerating the digitalization of county-level agriculture, and further globalizing its vocational talent services.

Unveiled on May 31, 2026 at the Ecosystem Partner Conference and Brand Authorization Ceremony in Chengdu, Sichuan Province, the Five Core Strategic Framework will include the following long-term initiatives:

1. Nationwide County-Level Vocational Training Expansion. Leveraging a cooperation network spanning more than 1,000 county-level jurisdictions with relevant authorities, Youlife and its vocational education service brand, Tiankun Education, will expand their vocational training services through an exclusive authorization model designed around localized partnerships. Combined with investments in digital infrastructure, technology platforms, and vocational training systems, Youlife and Tiankun Education will supply the organizational capabilities necessary to scale these training services nationwide.

2. Empowering 100 Technical Colleges Within Three Years. Through this initiative, Youlife expects to establish cooperative relationships with approximately 100 technician colleges over the next three years, with the aim of expanding the scale of high-skill training and addressing market demand for customized skilled professionals. Guangdong Xinhui Technician College was signed and onboarded on April 30, 2025, and Youlife expects that additional technician colleges will enter into cooperative agreements during the year.

3. Building Embodied AI Robotics Industry Colleges with Industry Leader. Pursuant to Youlife’s partnership with Galaxy General Robotics, a company engaged in the embodied intelligence sector, the two companies have jointly established Beijing Youlife Galaxy Technology Co., Ltd., through which they will leverage their respective industry resources and embodied intelligence technologies to cooperate in building industrial colleges for embodied intelligence robotics. Such colleges are designed to train high-end skilled professionals in the fields of robotics and artificial intelligence integration.

4. Expansion into County-Level Agricultural Digitalization. Through vocational training, workforce development, and talent deployment, Youlife will support the digital modernization of rural agriculture across county-level economies while extending its industry-education integration model into broader sectors of the real economy.

5. Global Talent Mobility and International Expansion. Youlife will devote greater resources to marketing its workforce development and talent mobility platform to global markets. This initiative will include both vocational training programs serving overseas Chinese communities as well as strategic acquisitions of regional industry leaders.

“Achieving the scaling of Youlife’s vocational skills training across each of China’s 2,847 county-level jurisdictions, as well as expanding into additional large global markets, is a goal we intend to pursue going forward,” said Mr. Yunlei Wang, chief executive officer and chairman of the Board of Youlife. “Recent data indicates that the scope of the vocational education market today is merely the tip of the iceberg — beneath the surface lies a much larger market, both in China and around the world, that Youlife is committed to serving.”

Industry Outlook

According to the recently published 2025 China Vocational Skills Training Industry Report by Frost & Sullivan and LeadLeo Research Institute, China's vocational skills training market was expected to grow from RMB850 billion, or about US$115 billion, in 2024 to over RMB2 trillion, or about US$295 billion, by 2029, representing a compound annual growth rate (CAGR) of 19%. https://www.frostchina.com/en/content/insight/detail/690daf34735ca7f8a66e5999

On the global front, Grand View Research published a study in October 2024 stating that the worldwide technical and vocational education market size was estimated to grow from US$812.3 billion that year to reach US$1.432.9 trillion by 2030, a CAGR of 10.0% https://www.grandviewresearch.com/industry-analysis/technical-vocational-education-market-report

About Youlife Group Inc.

Youlife is a leading global provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and AI-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and over 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 37 schools and 146 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit: https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Company Contact

Sufang Fu
youlife.ir@youlanw.com
(86) 18280935910

Investor Relations Contact

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, NY 10036
Office: +1 (646) 893-5835
Email: ir@skylineccg.com